UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Receives FDA Response to Recent Appeal of Approvable Letter for Once-Daily Tramadol

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: January 24, 2008	By:	/s/ Mark D’Souza
	Name:	Mr. Mark D’Souza
	Title:	Chief Financial Officer

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM RECEIVES FDA RESPONSE TO RECENT APPEAL OF

APPROVABLE LETTER FOR ONCE-DAILY TRAMADOL

– FDA Proposes Additional Statistical Analysis of Existing Data as Means to Satisfy

Agency’s Requirements –

LAVAL, Quebec (January 24, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has received a written response from the U.S. Food and Drug Administration (FDA) regarding its most recent appeal of the decision in the Agency’s Approvable Letter for its once-daily tramadol formulation through the Formal Dispute Resolution process. John K. Jenkins, M.D., Director for the Office of New Drugs, Center for Drug Evaluation and Research, did not overturn the decision. However, Dr. Jenkins has suggested additional statistical analysis of existing data as a means to potentially satisfy the Agency’s requirements. The statistical method proposed for the analysis is different from that previously requested by the FDA since the May 2007 Approvable Letter. Dr. Jenkins also recommended the Company meet with the Agency prior to any resubmission.

“We are encouraged by the FDA’s recent communication and are currently evaluating the proposal outlined in the letter,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We look forward to potentially resolving the outstanding issues.”

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process for drug approval and the commercialization of the Company’s products, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Eric Bouchard Tel: (514) 844-7997 ebouchard@equicomgroup.com